

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

April 19, 2007

<u>Via U.S. Mail and Facsimile</u>

Paul G. Laird, President
New Frontier Energy, Inc.
1789 W. Littleton Blvd
Littleton, Colorado

        Re: New Frontier Energy, Inc.
                 Amendment No. 2 to Schedule 14A
                 Filed April 5, 2007
                 File No. 0-50472

Dear Mr. Laird:

        We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Summary Compensation Table, page 8

1. Please revise footnote 2 to specify the exercise price of options granted in the last fiscal year to Messrs. Bates and Laird.

2. We refer you to the Instructions to Item 402(b)(2)(vi) of Regulation S-B. Please review the footnotes accompanying the disclosures with respect to the option awards and revise to reference all assumptions or provide the appropriate cross reference to the financial statements of the registrant that are included in the Form 10-KSB. We note, for example, that the valuation of options granted to Messrs. Bates and Laird on November 10, 2006 is noted as $0.59 per share. Revise your disclosure to explain how this valuation was assigned and explain the reason for a valuation of $0.59 given that the exercise price of such options was $1.25. Also, revise to briefly explain the company's method of accounting for stock options under the "modified-perspective" or provide a cross reference to the financial statements that provides such explanation.

3. We refer you to Item 402(c)(5) of Regulation S-B. Please supplement the narrative discussion so that it includes disclosure regarding the bonus amounts awarded to the named executive officers during the last fiscal year ended February 2007, including a general description of the formula or criteria applied in determining the amounts payable.

4. We refer you to Release 8732A, Section II.B.1. As noted therein, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to each of the named officers. In this regard, we note the difference between Mr. Laird's compensation for the fiscal year 2007 and Mr. Bates' compensation. Please supplement the narrative provided to explain the differences in the amounts of compensation awarded to the officers. Ensure that your disclosure identifies the job duties of each officer and explains the consideration given to such duties in allocating the salary amounts to each officer.

Outstanding Equity Awards at Fiscal Year End, page 10

5. It appears that you are incorrectly referring to a November 10, 2007 grant date in the table. Please revise.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, the undersigned (202) 551-3740 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: C. Moncada-Terry